One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



GAMCO Asset Management Inc.

February 5, 2009

<u>Via Fax and Overnight Delivery</u>

Mr. Carter R. Todd
Secretary
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

> **Re:** **Notice of Intent to Nominate Directors at the Company's 2009 Annual Meeting of Shareholders**

Dear Mr. Todd:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies Gaylord Entertainment Company ("Gaylord"), that GAMCO intends to nominate for election as Director of Gaylord the following individual in additional to the individuals referenced in my letter to you dated January 3, 2009:

Jonathan Dolgen

Biographical information regarding Mr. Dolgen, as well as a written consent letter are enclosed.

GAMCO currently is the beneficial owner of approximately 4,348,659 shares of the common stock of Gaylord, representing 10.6% of the outstanding shares. A copy of the most recent Schedule 13D amendment filed on behalf of GAMCO is enclosed.

GAMCO strongly supports the nomination of Mr. Dolgen for election to the Board of Directors of Gaylord at its 2009 Annual Meeting of Shareholders.

We are not aware of any business relationships between Mr. Dolgen and Gaylord, directly or indirectly, and we believe that Mr. Dolgen would qualify under applicable rules as an independent director.

There are no arrangements or understandings between GAMCO and Mr. Dolgen or other persons pursuant to which Mr. Dolgen is being recommended by GAMCO.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Gaylord's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. Dolgen to serve as a director of Gaylord and it intends to continue to own the shares of Gaylord through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

JONATHAN L. DOLGEN

Age:	62
Address:	Wood River Ventures, LLC 301 N. Canon Drive Suite 206 Beverly Hills, CA 90210
Principal Occupation:	Senior Consultant – ArtistDirect, Inc. (since 2006). Principal – Wood River Ventures, LLC (since 2004). Senior Advisor – Viacom Inc. (since 2004). Former Chairman and CEO – Viacom Entertainment Group (1994-2004).
Other Directorships:	Expedia, Inc. (since 2005). Charter Communications, Inc. (2004 - 2008). Ticketmaster Entertainment, Inc.

JONATHAN DOLGEN

February 3, 2009

Mr. Carter R. Todd
Secretary
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

Re: Director Nomination

Dear Mr. Todd:

I understand that GAMCO Asset Management Inc. has nominated me for
election to the Board of Directors of Gaylord Entertainment Company ("Gaylord").
I hereby consent to being named as a nominee in the Gaylord proxy statement
for its 2009 Annual Meeting of Shareholders, and to serving as a Director if
elected.

Sincerely,



Jonathan Dolgen

Schedule 13D Amendment No. 32 referenced in Exhibit A, filed on February 3, 2009 (complete filing available on EDGAR)